United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                   (Amendment No. 1)


               Zoll Medical Corporation
        ---------------------------------------
                   (Name of Issuer)


             Common Stock, $0.02 par value
        ---------------------------------------
            (Title of Class of Securities)


                       989922109
        ---------------------------------------
                    (CUSIP Number)


                   December 31, 2000
        ---------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 989922109

1.   NAME OF REPORTING PERSON.
          Arbor Capital Management, LLC
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          41-1861772

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [ ]
          (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Minnesota Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          131,900
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          152,800
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          152,800
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          1.74%
12.  TYPE OF REPORTING PERSON.
          IA

                     Schedule 13G

CUSIP No.  989922109

1.   NAME OF REPORTING PERSON.
          Rick D. Leggott
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [ ]
          (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          131,900
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          152,800
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          152,800
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          1.74%
12.  TYPE OF REPORTING PERSON.
          IN

                     Schedule 13G

CUSIP No.  989922109

ITEM 1(a).     NAME OF ISSUER.
               Zoll Medical Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
               32 Second Avenue
               Northwest Park
               Burlington, Massachusetts 01803

ITEM 2(a).     NAME OF PERSON FILING.
               1)  Arbor Capital Management, LLC
               2)  Rick D. Leggott

               Attached as Exhibit 1 is a copy of an
               agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:
               One Financial Plaza
               120 South Sixth Street
               Suite 1000
               Minneapolis, Minnesota 55402

ITEM 2(c).     CITIZENSHIP.
               Arbor Capital Management, LLC--Minnesota Limited
                  Liability Company
               Rick D. Leggott--U.S.A.

ITEM 2(d).     TITLE OR CLASS OF SECURITIES.
               Common Stock, $0.02 par value

ITEM 2(e).     CUSIP NUMBER.
               989922109

ITEM 3.        If this statement is filed pursuant to
               Sections 13d-1(b) or 13d-2(b) or (c),
               check whether the person filing is a:
                 (a)  [ ]     Broker or dealer registered
                              under Section 15 of the Act
                              (15 U.S.C. 78o);
                 (b)  [ ]     Bank as defined in Section
                              3(a)(6) of the Act
                              (15 U.S.C. 78c);
                 (c)  [ ]     Insurance company as defined
                              in Section 3(a)(19) of the Act
                              (15 U.S.C. 78c);
                 (d)  [ ]     Investment company registered
                              under Section 8 of the
                              Investment Company Act of 1940
                              (15 U.S.C. 80a-8);
                 (e)  [X]*    An investment adviser in
                              accordance with Section
                              13d-1(b)(1)(ii)(E);
                 (f)  [ ]     An employee benefit plan or
                              endowment fund in accordance
                              with Section 13d-1(b)(1)(ii)(F);

                 (g)  [ ]     A parent holding company or
                              control person in accordance
                              with Section 13d-1(b)(1)(ii)(G);
                 (h)  [ ]     A savings association defined in
                              Section 3(b) of the Federal
                              Deposit Insurance Act (12 U.S.C. 1813);
                 (i)  [ ]     A church plan that is excluded from
                              the definition of an investment company;
                 (j)  [ ]     Group, in accordance with Section
                              13d-1(b)(1)(ii)(J).
                 *    Arbor Capital Management, LLC is an
                      investment adviser registered under
                      Section 203 of the Investment Advisers
                      Act of 1940. Rick D. Leggott is the CEO and majority shareholder of Arbor
                      Capital Management, LLC.  (Mr. Leggott
                      is joining in this filing on Schedule
                      13G pursuant to Rule 13d-1(k)(1).)

ITEM 4.   OWNERSHIP.
          Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

          Arbor Capital Management, LLC has been
          granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Arbor Capital Management, LLC may be revoked in whole or in part at any time.

          Mr. Leggott is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Arbor
          Capital Management, LLC, as a result of his position with and stock ownership in Arbor
          Capital Management, LLC.  See Item 8.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Arbor Capital Management, LLC, a Minnesota limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Leggott is CEO of Arbor Capital Management, LLC and beneficially owns a controlling percentage of its outstanding voting securities. Mr.
          Leggott is joining in this Schedule 13G
          because, as a result of his position with and ownership of securities of Arbor Capital
          Management, LLC, Mr. Leggott could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Arbor Capital Management, LLC. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Leggott of his control or power to influence the control of Arbor Capital Management, LLC.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          N/A

ITEM 10.  CERTIFICATION.
          By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Arbor Capital Management, LLC, for its own account or by Mr. Leggott for his individual account and not as a result of his position with and ownership of securities of Arbor
          Capital Management, LLC).

SIGNATURE.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 8th day of February, 2001.


                              /s/ Rick D. Leggott
                              ------------------------------
                              Rick D. Leggott
                              Chief Executive Officer


                              /s/ David D. Deming
                              ------------------------------
                              David D. Deming
                              Chief Operations Officer

Exhibit 1
  Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Zoll
     Medical Corporation and that this Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of February, 2001.




                              /s/ Rick D. Leggott
                              ------------------------------
                              Rick D. Leggott
                              Chief Executive Officer



                              /s/ David D. Deming
                              ------------------------------
                              David D. Deming
                              Chief Operations Officer